SECURI MMISSION

02021679

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 27752

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 6/01/2001 (MM/DD/YY) AND ENDING 5/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

EAGLE EQUITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

RECEIVED SEP 16 2002

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 CRAIN HIGHWAY, S.W.

(No. and Street)

GLEN BURNIE	MD	21061
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOAN M. SMITH — 410-760-6098 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KORWEK & COMPANY, P.A. CERTIFIED PUBLIC ACCOUNTANTS

(Name — if individual, state last, first, middle name)

1113 ODENTON ROAD	ODENTON	MD	21113-1606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 0 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOAN M. SMITH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EAGLE EQUITIES, INC., as of MAY 31, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Rosemary H. Volkman

Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

(amended NOTE B to financial)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EAGLE EQUITIES, INC.
NOTES TO FINANCIAL STATEMENTS
MAY 31, 2002 AND 2001

NOTE B - EXEMPTION FROM RULE 15c3-3

The Company is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" customarily referred to as the Reserve Bank Account because the Company is exempt from SEC Rule 15c3-3 under the sub-paragraph (k)(2)(ii) of that regulation because it is an introducing broker-dealer and clears all transactions for customers on a fully disclosed basis with a clearing firm.

NOTE C - COMMISSIONS RECEIVABLE

Management believes that the Company's commissions receivable are collectible at May 31, 2002 and 2001, respectively, and accordingly, no allowance for doubtful receivables is required.

NOTE D - MARKETABLE SECURITIES

The cost, carrying value and approximate market value of available for sale marketable securities as of May 31, 2002 and 2001, are as follows:

	2002	2001
Marketable securities, at cost	$ 66,465	$ 64,616
Valuation allowance	(21,022)	(15,821)
Market and carrying value	$ 45,443	$ 48,795

NOTE E - PROPERTY AND EQUIPMENT

Major classifications of property and equipment and the related accumulated depreciation are as follows:

	2002	2001
Furniture, Fixtures & Equipment	$ 84,275	$ 77,096
Leasehold improvements	17,512	17,512
	101,787	94,608
Less: Accumulated depreciation	79,374	69,741
	$ 22,413	$ 24,867

Depreciation and amortization expense for the years ended May 31, 2002 and 2001 amounted to $ 9,934 and $10,812, respectively.